FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of July 2011

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Completion of 3D

BroadSeis Survey for Shell in Gabon

PARIS, France – July 11th 2011 – CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today that it has completed a 3D BroadSeis seismic survey for Shell over complex salt structures in deep water offshore Gabon.

As a complement to a conventional acquisition project (7,900 km2), the 3D BroadSeis survey was acquired by the CGGVeritas Symphony operating with ten Sercel Sentinel® solid streamers equipped with the Sercel Nautilus® streamer control device. DovetailTM, a new proprietary CGGVeritas acquisition and processing solution designed to reduce infill and achieve more regular sampling, was also deployed on this project.

Jean-Georges Malcor, CEO, CGGVeritas, said: “We are pleased to have partnered with Shell in Gabon to demonstrate the step change that our BroadSeis broadband marine solution can bring to the promising deep water plays offshore Gabon. We are confident that the enhanced low frequencies acquired by BroadSeis will meet the goals of Shell and achieve excellent penetration of the complex salt to provide clearer imaging of the pre-salt targets as well as simultaneously providing unrivalled bandwidth for the investigation of shallow amplitude anomalies.”

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

July 11th, 2011	By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
EVP General Secretary